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                                  EXHIBIT 7.2

                     PRESS RELEASE DATED NOVEMBER 15, 1996

                          WESTPAC PREPARES FOR GROWTH


         COLORADO SPRINGS, Colo. -- Western Pacific Airlines (NASDAQ:WPAC) today announced a plan for leadership expansion "that will help speed our transition from a successful startup operation to an airline that will fulfill its promise as a strong, stable competitor in the airline industry" said Edward
R. Beauvais, Westpac Chairman, President and CEO.

         Beauvais said that the company's Board of Directors has implemented a search to recruit a seasoned airline executive to assume the day-to-day operating responsibilities of the airline as President and CEO. Beauvais will retain his duties as Chairman of Westpac as well as Chairman of Mountain Air Express, Inc., Westpac's subsidiary that will soon begin serving points in Colorado. He will also continue to lead the company's Colorado Springs airport expansion project and the new Boeing aircraft deliveries in 1997.

         "There is no doubt that much of the credit for our rapid growth in such a short period of time is due to Ed Beauvais and the team he assembled to start this airline in April of 1995," said Ivan Irwin, a member of the Westpac Board of Directors. "Our focus now needs to be on taking the success we have had and building on that base to ensure we remain effective competitors in an ever-changing environment and provide maximum value to our shareholders."

         "Our strategy has always been to have a strong management team in place for every phase of our growth," said Irwin. "We've enjoyed a great beginning, we have excellent resources in place and a strong balance sheet, and we expect a smooth transition to the next level."

         To ensure that smooth transition, Irwin said that Board member John S. Lancy has offered to create a vacancy on the Board for the new CEO by agreeing to resign as a Board member and its Vice Chairman. Lancy has resigned as general counsel; he will assist the Board in procuring new outside general counsel and will remain available for completing ongoing projects.

         "Mr. Lancy's efforts on behalf of the company in its formative stages have been invaluable and have contributed significantly to our many successes," said Beauvais. "As our operations now require the addition of a full-time airline operating executive, John can be relieved to return to his law practice in Phoenix with our gratitude."

         Irvin noted that all other senior management will remain in place and will continue to serve at the discretion of the new CEO.





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         "Evolution and renewal will continue to be the rule more than the exception throughout this industry in the years to come," said Beauvais. "I'm looking forward to broadening our management team, which will allow me to put my talents to their best use, which is growing the business."

         Based in Colorado Springs, Western Pacific was founded in 1995 as a low-cost airline serving western U.S. markets. In only 18 months, the airline has grown into a national carrier that currently serves 23 cities with a young, fuel efficient fleet of Boeing 737-300s.





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